As filed with the U.S. Securities and Exchange Commission on September 9, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

AVEPOINT, INC.
(Name of Subject Company (Issuer))

AVEPOINT, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for shares of common stock at an exercise price of $11.50 per share
(Title of Class of Securities)

053604112
(CUSIP Number of Class of Securities)

Tianyi Jiang
Chief Executive Officer and Director
AvePoint, Inc.
525 Washington Blvd, Suite 1400
Jersey City, NJ 07310
(201) 793-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Brian Michael Brown AvePoint, Inc. 525 Washington Blvd, Suite 1400 Jersey City, NJ 07310 (201) 793-1111	John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, originally filed by AvePoint, Inc., a Delaware corporation (“AvePoint” or the “Company”), with the U.S. Securities and Exchange Commission (“SEC”) on August 27, 2024 (“Schedule TO”), is being filed to amend the Schedule TO and the Offer to Purchase and Consent Solicitation (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO. The Offer to Purchase relates to the tender offer by the Company to purchase for cash up to 17,576,241 of its outstanding public warrants to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), at a price of $2.50 per warrant, without interest (the “Offer Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding Warrants (as defined in the Offer to Purchase) to amend the Warrant Agreement, dated as of September 16, 2019, by and between Apex Technology Acquisition Corporation (“Apex”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”) (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding warrant for $2.00 in cash, without interest (the “Redemption Price”), which Redemption Price is 20% less than the Offer Purchase Price (the “Warrant Amendment”).

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 50.1% of the outstanding Warrants is required to approve the Warrant Amendment. Holders of the Warrants may not consent to the Warrant Amendment without tendering their Warrants in the Offer, and such holders may not tender their Warrants without consenting to the Warrant Amendment.

This Schedule TO relates only to the Company’s offer to purchase its outstanding Warrants. It is not an offer to purchase outstanding Common Stock. Whether or not the Offer is consummated and any non-tendered Warrants are redeemed, the Common Stock will remain outstanding, listed on Nasdaq, and the Company will remain an SEC registrant following the consummation of the Offer.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act.

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, and the other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, and the other exhibits to the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and restated as follows:

1.

The Offer to Purchase is hereby amended by amending and restating the following paragraph which appears in both the section entitled “Summary Term Sheet” and the section entitled “The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”:

“The foregoing conditions are outside of our control and are solely for our benefit. We may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions, provided that, in no event shall the action or inaction of the Company or any of its affiliates be permitted to trigger any of such conditions. We may also, in our sole and absolute discretion, waive these conditions in whole or in part, subject to the potential requirement to disseminate additional information and extend the Offer. The determination by us as to whether any condition has occurred shall be conclusive and binding on all parties; provided, that any such determination may be challenged by a holder of Warrants in any court of competent jurisdiction. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date. If any of the conditions described above occur prior to the Expiration Date, we will promptly disclose our decision whether or not to waive such condition and, if the condition is material, we may be required to extend the Offer. We will amend this Offer Letter to report material changes, such as if a material condition to the Offer is waived, as required by Rule 13e-4(c)(3) under the Exchange Act.”

2.

The Offer to Purchase is hereby amended by amending the section entitled “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” by adding the following paragraph as the first bullet under the subsection entitled “Factors Considered”:

“The purchase price of the Offer was discussed with three of the largest holders of the Warrants on a wall-crossed basis initiated by a representative of Evercore between August 19, 2024 and August 27, 2024. (Wall-crossed basis means that these holders agreed to keep Company information confidential and not to trade in Company securities for a limited period of time while they were negotiating the price of the Offer. These restrictions ended upon the public announcement of the Offer.) These three holders collectively represented approximately 37% of the Warrants. The Company initially gauged investor interest in a tender offer and explored price levels around $2.00 per Warrant with the three largest holders but, following discussions, this price level was not acceptable to these holders. The Company’s board of directors approved the Offer for $2.50 per Warrant after discussions with Evercore.”

In addition, the Offer to Purchase is hereby amended by amending and restating the following paragraph in the section titled “Special Factors, Section 4. Effects of the Transaction on the Market for the Warrants — Benefits and Detriments”:

“2. The Offer Purchase Price was determined following discussions with parties holding more than a third of the outstanding Warrants.”

3.	The Offer to Purchase is hereby amended by amending and restating the following paragraph in the section titled “Special Factors, Section 6. Material U.S. Federal Income Tax Consequences”:

“Sections 1471 through 1474 of the Code and the Treasury regulations thereunder (“FATCA”) generally impose a 30% withholding tax on certain types of payments made to “foreign financial institutions,” and “non-financial foreign entities,” each as specially defined under FATCA. For this purpose, FATCA applies to certain payments of U.S.-source interest and gross proceeds paid to a foreign financial institution or non-financial foreign entity unless certain requirements are met. The U.S. Treasury Department has released proposed regulations that, if finalized in their present form, would eliminate the application of this regime with respect to payments of gross proceeds. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers generally may rely on the proposed regulations until final regulations are issued. All Holders should consult their own tax advisors regarding the possible implications of FATCA on their dispositions of Warrants pursuant to the Offer. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.”

4.

The Offer to Purchase is hereby amended by amending and restating the following paragraph in the section titled “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses”:

“Assuming 100% participation in the Offer, we will need approximately $43.9 million to purchase all of the outstanding Warrants at the purchase price of $2.50 per Warrant. We estimate that the total amount of cash required to complete the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation will be approximately $45.2 million, all of which will be funded by us from our existing and available cash reserves. No alternative plan exists to finance the purchase of the tendered Warrants.”

5.	The Offer to Purchase is hereby amended by amending Schedule I by adding the following sentence as the second sentence to the second paragraph of Section 2. Directors and Senior Management:

“Each of the Company’s executive officers and directors is a citizen of the United States, except for Mr. Ho who is a citizen of Hong Kong S.A.R.”

6.	Paragraph “(b). Alternatives” of “Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule TO is hereby amended and restated to read as follows:

“The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” in the Offer to Purchase is incorporated herein by reference.”

7.	Paragraph “(c). Availability of documents” of “Item 9. Reports, Opinions, Appraisals and Negotiations” of the Schedule TO is hereby amended and restated to read as follows:

“The report referenced in this Item 9 will be made available for inspection and copying at the Company’s principal executive offices located at 525 Washington Blvd., Suite 1400, Jersey City, New Jersey 07310, during regular business hours, by any interested security holder of the Company or a representative of such interested security holder who has been so designated in writing by such interested security holder.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: September 9, 2024

AVEPOINT, INC.

By:	/s/ Brian Michael Brown
	Name:	Brian Michael Brown
	Title:	Chief Legal & Compliance Officer and Secretary